FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X         Form 40-F
                                -------               ---------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                     No    X
                                -------               ---------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release issued on June 28, 2004, by Stelmar Shipping Ltd.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  June 28, 2004                          By: /s/ Olga Lambrianidou
                                               -----------------------
                                               Name: Olga Lambrianidou
                                               Title:   Corporate Secretary



02509.0004 #496005